OPERATING AGREEMENT
of
LEAN MED, LLC
(A Pennsylvania Limited Liability Company)

This Operating Agreement of Lean Med, LLC (the "company"), dated as of March 12, 2018, has been adopted by the company and the original members of the company. This agreement, as it may be amended from time to time, shall be binding on any person who at the time is a member, regardless of whether or not the person has executed this agreement or any amendment hereto.

RECITALS

The company has been organized as a Pennsylvania limited liability company by the filing of a certificate of organization with the Department of State of the Commonwealth of Pennsylvania under and pursuant to the Act.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and intending to be legally bound hereby, the members and the company agree as follows:

ARTICLE I—DEFINITIONS

1.01. Definitions. In addition to the terms defined in other provisions of this agreement the following terms shall have the meanings set forth below unless the context requires otherwise:

"Act." The Pennsylvania Limited Liability Company Law of 1994, 15 Pa.C.S. § 8901 et seq., and any successor statute, as amended from time to time.

"Agreement." This operating agreement, as amended, modified, supplemented, or restated from time to time.

"Capital account." The individual account maintained by the company with respect to each member as provided in section 4.04.

"Capital contribution." The aggregate amount of cash and the agreed value of any property or services (as determined in writing by the member and the company) contributed by each member to the company as provided in section 4.01. In the case of a member who acquires units by an assignment or transfer in accordance with the terms of this agreement, "capital contribution" means the capital contribution of that member's predecessor proportionate to the acquired units.

"Certificate." The certificate of organization of the company and any and all amendments thereto and restatements thereof filed on behalf of the company with the Department of State of the Commonwealth of Pennsylvania pursuant to the Act.

"Code." The Internal Revenue Code of 1986, as amended.

"Company." See the preamble.

"Manager". Person serving on the Management Committee.

"Member." Any person who at the time is a record holder or record owner of units. "Members" means two or more persons when acting in their capacities as members of the company.

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"Membership interest." The interest of a member in the company, including, without limitation, interests in items of income, gain, loss, deduction, and credit, rights to distributions (liquidating or otherwise), allocations, information, and to consent to or approve actions by the company, all in accordance with the provisions of this agreement and the Act.

"Notice member." A member that is a "notice partner" within the meaning of section 6223 of the Code.

"Percentage interest." The number of common units held at a particular time by a member, divided by the number of common units then held by all members, expressed as a percentage.

"Person." A natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, estate, association, or other legal entity or organization.

"Proceeding." See section 7.01(d)(3).

"Representative." See section 7.01(d)(4).

"Tax matters member." The member designated to serve as the tax matters member as that term is term is used in section 6231(a)(7) of the Code.

"Tax payment loan." See section 4.11.

"Treasury Regulations" or "Treas.Regs." The income tax regulations, including temporary regulations, promulgated under the Code, as those regulations may be amended from time to time (including corresponding provisions of successor regulations).

"Units." See section 3.02.

"Withholding tax act." See section 4.11.

ARTICLE II—ORGANIZATION

2.01. Principal Place of Business; Other Offices. The principal place of the Company will be at 143 Skyview Dr., Greensburg, PA 15601 or at such other place as the Management Committee may designate from time to time, which need not be in the Commonwealth of Pennsylvania. The company may have such other offices as the Management Committee may designate from time to time.

2.02. Purpose. The object and purpose of, and the nature of the business to be conducted and promoted by, the company is to engage in any lawful act or activity for which limited liability companies may be organized under the Act and to engage in any and all lawful activities necessary, convenient, desirable, or incidental to the foregoing.

ARTICLE III—MEMBERSHIP INTERESTS

3.01. Initial and Subsequent Members. The members of the company are the persons listed on Annex A. A person who is not already a member and who acquires a previously outstanding unit or units in accordance with this agreement shall automatically be admitted as a member; other persons may be admitted as members from time to time upon the issuance to them of a unit or units on such terms as are fixed by the Management Committee. It shall not be necessary for persons who are

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subsequently admitted as members or who acquire any or all of an existing member's units to execute this agreement either by counterpart or amendment. When any person is admitted as a member or ceases to be a member, or when percentage interests of members change, the Managers shall cause such change to be reflected on the books of the company and prepare a revised version of Annex A. The Managers shall at all times provide to any member upon request a copy of the current version of Annex A. Any failure to distribute a revised Annex A upon any change in members or percentage interests shall not affect the validity of any such change.

3.02. Authorized Membership Interests. The aggregate membership interest in the company is composed of one million (1,000,000) units. Fractions of a unit may be created and issued. The aggregate membership interest in the company shall be divided into such number of units ("units") as may be issued and outstanding at the time. The initial members of the company shall be issed a total of one hundred thousand (100,000) units. Except as provided in the terms of an outstanding class or series of units, the Management Committee shall have the authority to amend this agreement, without action by the members, to create new classes or series of units, having such designations, voting rights, preferences, limitations, special rights, and other terms, and consisting of such numbers of units, as the Management Committee shall provide in the amendment.

3.03. Profit Units Authorized. The Management Committee may provide in connection with a grant of units ("profit units") to a person providing services to the company that the profit units shall not constitute an interest in the then-existing capital of the company (including any gain attributable to appreciation of company assets before the date of the grant, which shall therefore be allocated only to units other than those that are the subject of the grant). The company shall identify on Annex A those units that are profit units and the date of grant of each such profit unit.

3.04. Record Holders of Units. The company shall be entitled to treat the person in whose name any units of the company stand on the books of the company as the absolute owner thereof, and as a member of the company holding the membership interest evidenced by those units. The company shall not be bound to recognize any equitable or other claim to, or interest in, such unit or units on the part of any other person, whether or not the company has express or other notice of any such claim.

3.05. Transfers and Assignments of Units.

(a) Free Transferability. Except to the extent that transfers or assignments of units are restricted by agreement, units and the membership interests represented thereby shall be freely transferable and assignable, in whole or in part, and it shall not be necessary to obtain the approval of any of the members in order to transfer or assign a unit or any or all of the rights comprising the membership interest represented by the unit. A transfer shall be subject to the following requirements:

(1) Each transferee must represent and warrant to the company that his or her acquisition of membership interests is made as principal for his or her account for investment purposes only and not with a view to the resale or distribution of such membership interests, except insofar as the Securities Act of 1933, as amended, and any applicable securities law of any state or other jurisdiction permit such acquisition to be made for the account of others or without requiring that such membership interests, or the acquisition, resale, or distribution thereof, be registered under the Securities Act of 1933, as amended, or other jurisdiction.

(2) A member who transfers his or her membership interests may be required to deliver to the Management Committee an opinion of counsel satisfactory to the Managers that the membership interests may be sold in reliance on an exemption from such registration

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requirements, it being the understanding of each member that neither the Management Committee nor the company has any intention to register the membership interests for resale under any federal or state securities laws or to take any action that would make available any exemption from the registration requirements of such laws. Each member further agrees not to transfer the membership interests, or any portion thereof, to any person who does not represent and warrant as to such transferee's investment intention and agree not to transfer such membership interests, or portion thereof, to any person who does not similarly represent, warrant, and agree.

(3) Each member hereby agrees that a legend to the effect of the following shall be placed upon any documents evidencing ownership issued to such member representing the membership interests of a member:

> The membership interests represented by this document have not been registered under any securities laws, and the transferability of the membership interests therefore is restricted. The membership interests may not be sold, assigned, or transferred, nor will any assignee, vendee, transferee, or endorsee hereof be recognized as having an interest in such membership interests by the company for any purpose, unless the availability of an exemption from registration and qualification shall be established to the satisfaction of counsel for the company.
>
> The membership interests represented by this document are subject to further restriction as to their sale, transferability, or assignment as set forth in the operating agreement of company. Said restriction provides, among other things, that no vendee, transferee, or assignee shall become a member unless expressly permitted by the operating agreement.

(b) Capital Account of Transferee. Upon the valid transfer of a unit, the transferee shall succeed to the corresponding portion of the capital account of the transferor.

3.06. Lack of Authority. A member, as such, shall not have the authority or power to act for or on behalf of the company or otherwise bind the company in any way.

3.07. No Right of Partition. A member shall not have the right to seek or obtain partition by court decree or operation of law of any company property, or the right to own or use particular assets of the company.

3.08. Distribution Upon Dissociation.

(a) General Rule. Except as provided in subsection (b), a member who is dissociated from the company shall not have the right under section 8933 of the Act to be paid the fair value of the membership interest of the member as a result of the dissociation, unless the dissociation:

(1) does not involve the transfer of the member's membership interest to another person; and

(2) occurs after the time when the Management Committee approves a proposal that the company participate in a merger, consolidation, or division, or that the company sell all or substantially all its assets, and before the time when that transaction is consummated.

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(b) Exceptions. A member shall not have the right to be paid the fair value of the membership interest of the member under subsection (a) if:

(1) the transaction would not give rise to dissenters' rights if the company were a Pennsylvania corporation; or

(2) the transaction is terminated, in which event any member seeking to be paid the fair value of the membership interest of the member shall be deemed to have remained a member without interruption.

3.09 Evidence and Transfer of Units.

(a) Evidence of Units. The units shall be represented by certificates.

(b) Procedure. Transfers of units shall be made on the unit register of the company. A transfer of units represented by a certificate shall be made upon surrender of the certificate, endorsed or accompanied by a stock power executed by the person named in the certificate or by an attorney lawfully constituted in writing. No transfer shall be made inconsistent with the provisions of 13 Pa.C.S. div. 8 or other applicable provisions of law.

(c) Unit Certificates. Unit certificates shall be in such form as approved by the Management Committee, and shall state that the company is organized under the laws of Pennsylvania, the name of the person to whom issued, and the number and class of units and the designation of the series (if any) that the certificate represents. The unit certificates shall be numbered and registered in the records of the company as they are issued, and shall be signed by two Managers of the company.

(d) Lost, Destroyed, or Mutilated Certificates. The holder of any unit certificate shall immediately notify the company of any loss, destruction, or mutilation of the certificate, and the Management Committee may, in its discretion, cause a new certificate to be issued to the holder, in accordance with 13 Pa.C.S. § 8405.

ARTICLE IV—FINANCIAL AND TAX MATTERS

4.01. Capital Contributions. The company shall keep a record of the capital contributions made by the members. A member shall not be required to make any capital contribution to the company not specifically agreed to in writing between the member and the company, or be obligated or required under any circumstances to restore any negative balance in his, her, or its capital account.

4.02. Return of Contributions. A member is not entitled to the return of any part of the member's capital contribution, or to be paid interest in respect of the member's capital account or capital contribution. An unrepaid capital contribution is not a liability of the company or of any member. A member is not required to contribute or to lend any cash or property to the company to enable the company to return any member's capital contributions.

4.03. Advances by Members. A member may agree, with the consent of the Management Committee, to loan funds to or guarantee obligations of the company. A loan to the company or guarantee of its obligations by a member is not a capital contribution.

4.04. Capital Accounts.

(a) Tax Provisions. The allocation and capital account maintenance provisions of Treasury Regulations under section 704 of the Code are hereby incorporated by reference, including a "qualified

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income offset" within the meaning of Treas.Reg. § 1.704-1(b)(2)(ii)(d), the rules regarding allocation of "partner nonrecourse deductions" under Treas.Reg. § 1.704-2(i)(1), "minimum gain chargeback" under Treas.Reg. § 1.704-2(f), and "partner nonrecourse debt minimum gain chargeback" under Treas.Reg. § 1.704-2(i)(4), and the limitation on allocation of losses to any member that would cause a deficit capital account in excess of such member's capital contribution obligations and share of minimum gain and partner nonrecourse debt minimum gain under Treas.Reg. § 1.704-1(b)(2)(ii)(d) as modified by Treas.Reg. §§ 1.704-2(g)(1) and 1.704-2(i)(5).

(b) Contributed Property. To the extent contributed property has a fair market value at the time of contribution that differs from the contributing member's basis in the property, and to the extent the carrying value of property of the company for capital account purposes otherwise differs from the company's basis in such property, depreciation, gain, and loss for capital account purposes shall be computed by reference to such carrying value rather than such tax basis. In accordance with section 704(c) of the Code, income, gain, loss, and deduction with respect to such property shall, solely for tax purposes, be shared among the members so as to take account of the variation between the basis of the property to the company and its fair market value at the time of contribution, or at the time that the carrying value of such property is adjusted under Treas.Reg. § 1.704-1(b)(2)(iv)(f), as the case may be.

4.05. Profits and Losses. At all times while there is more than one member, items of income, gain, loss, deduction, and credit shall be allocated to the members in accordance with percentage interests, except as otherwise provided in section 4.04.

4.06. Distributions.

(a) General Rule. Except as otherwise provided in Article IX, the Management Committee may authorize, in their sole discretion, the company to make distributions to the members. Except as otherwise provided in this agreement or in the terms of profit units granted pursuant to section 3.03, all distributions, other than liquidating distributions, shall be made to the persons shown as holders of record of units at the time in proportion to their percentage interests.

(b) Tax Distributions. With respect to any taxable year of the company in which members are allocated taxable income for federal income tax purposes (and for this purpose all items of income, gain, loss, or deduction required to be separately stated pursuant to section 703 of the Code shall be included in the calculation of taxable income (other than the amount, if any, by which capital losses exceed capital gains)), the company shall *[attempt to]* distribute to each member, within 90 days after the close of that taxable year (and, if practicable, at such times during the taxable year as are required to fund the payment of estimated taxes), no less than the amount determined by multiplying the company's taxable income (computed as set forth in this sentence) allocated to such member by the highest composite federal, state, and local income tax rate applicable to any member (including, in the case of a member that is a pass-through entity, any other person taxable on company income). For purposes of the preceding sentence, the company's taxable income for a year shall be reduced by any net loss of the company in prior years that has not previously been so taken into account under this section 4.06(b). Nothing herein shall require the company to borrow money or reduce its cash flow so as to restrict its ability to operate the day-to-day activities of the business in order to make such distributions. All distributions to a member pursuant to this section 4.06(b) shall be treated as advances of, and offset against, amounts otherwise distributable to such member under this agreement.

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4.07. Establishment of Reserves. The Management Committee shall have the right to establish reasonable reserves for maintenance, improvements, acquisitions, capital expenditures, and other contingencies, such reserves to be funded with such portion of the operating revenues of the company as the Managers may deem necessary or appropriate for that purpose.

4.08. Tax Returns. The Managers shall arrange for the preparation of all tax returns required to be filed for the company. Each member shall be entitled to receive, upon written request, copies of all federal, state, and local income tax returns and information returns, if any, that the company is required to file. All information needed by the members and other persons who were members during the applicable taxable year for income tax purposes shall be prepared by the company's accountants and furnished to each such person after the end of each taxable year of the company. Each such person shall report consistently with the partnership information returns of the company, as filed.

4.09. Tax Elections.

(a) Elections to be Made. To the extent permitted by applicable tax law, the company shall make the following elections on the appropriate tax returns:

(1) to adopt the calendar year as the company's taxable year;

(2) to adopt the cash method of accounting and to keep the company's books and records on the income-tax method;

(3) if a transfer of a membership interest as described in section 743 of the Code occurs, on written request of the transferee, or if a distribution of company property is made on which gain described in section 734(b)(1)(A) of the Code is recognized or there is an excess of adjusted basis as described in section 734(b)(1)(B) of the Code, to elect, pursuant to section 754 of the Code, to adjust the basis of company properties;

(4) to elect to amortize the organizational expenses of the company and the start-up expenditures of the company ratably over a period of 180 months as permitted by sections 195 and 709(b) of the Code; and

(5) any other election the Managers may deem appropriate and in the best interests of the members.

(b) No Election of Corporate Taxation. Neither the company nor any Manager or member may make an election for the company to be taxable as a corporation for federal income tax purposes or to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this agreement shall be construed to sanction or approve such an election.

4.10. Tax Matters Member. If the company is subject to the consolidated audit procedures of sections 6221 to 6234 of the Code, the Management Committee shall designate one Manager who is a member to be the tax matters member of the company; or, if there is not a Manager who is a member, the tax matters member shall be a member who is designated as such by vote of the members. Any member who serves as the tax matters member shall take such action as may be necessary to cause each other member to become a notice member. The company shall reimburse the tax matters member for any costs incurred representing the interests of the members in respect of company tax matters.

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4.11. Tax Withholding. Unless treated as a tax payment loan, any amount paid by the company for or with respect to any member on account of any withholding tax or other tax payable with respect to the income, profits, or distributions of the company pursuant to the Code, the Treasury Regulations, or any state or local statute, regulation, or ordinance requiring such payment (each a "withholding tax act") shall be treated as a distribution to the member for all purposes of this agreement. To the extent that the amount required to be remitted by the company under a withholding tax act exceeds the amount then otherwise distributable to the member, the excess shall constitute a loan from the company to the member (a "tax payment loan"). Each tax payment loan shall be payable upon demand and shall bear interest, from the date that the company makes the payment to the relevant taxing authority, at the applicable federal short-term rate under section 1274(d)(1) of the Code, determined and compounded semiannually. So long as any tax payment loan or the interest thereon remains unpaid, the company shall make future distributions due to the member under this agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all tax payment loans of the member and then to the repayment of the principal of all tax payment loans of the member. The members shall take all actions necessary to enable the company to comply with the provisions of any withholding tax act applicable to the company and to carry out the provisions of this subsection.

ARTICLE V—MANAGEMENT

5.01. Management by Management Committee.

(a) Exclusive Responsibility. The business and affairs of the company shall be managed by or under the direction of a Management Committee. A member, as such, shall not take part in, or interfere in any manner with, the management, conduct, or control of the business and affairs of the company, and shall not have any right or authority to act for or bind the company. The company may act only by actions taken by or under the direction of the Managers in accordance with this agreement.

(b) Authority and Duty of Management Committee. Except as otherwise provided by resolution adopted by the Management Committee, the Managers may act only collectively as a board and by resolution duly adopted. Individual Managers shall have only such authority and perform such duties as the Management Committee may, from time to time, delegate to them.

(c) Consensus Decision-Making. All voting of the Management Committee must be done with consensus and a uananimous vote of the Managers is necessary before undertaking any action. The Management Committee shall follow the rules in *On Conflict and Consensus* in all cases to which they are applicable and in which they are not inconsistent with this Operating Agreement and any special rules or orders the Company may adopt. In the event the Management Committee cannot agree in respect of a decision on behalf of the Company, such decision shall be made by a panel (the "Deadlock Panel"). One member of Deadlock Panel shall be appointed by each member of the Management Committee and the remaining member shall be jointly agreed upon and appointed by the Management Committee. The recommendation of the Deadlock Panel shall be binding on the Management Committee, the Members and the Company when the majority of the members of the Deadlock Panel agree on the decision necessitating the implementation of this 5.01(c).

(c) Nonexclusive Service. The Managers need not devote services to the company on a substantially full-time basis and need only devote as much time to the company's activities as the Management Committee determines to be necessary for the efficient conduct thereof, except to the extent otherwise required by a separate employment or other agreement the execution of which by the

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company was authorized by vote of the members, excluding the affected Manager if a member, or by vote of disinterested Managers.

5.02. Number and Term of Office of Managers; Qualifications.

(a) Election of Managers. The Managers shall be elected annually by the members. Only nominees for election as Managers receiving a unanimous vote shall be elected as Managers. The members shall not have the right to cumulate their votes in the election of Managers. The initial Management Committee will solely consist of Mark W. Adkins.

(b) Term of Office. Each Manager shall hold office until the next annual meeting of members and until his or her successor shall have been elected and qualified, or until his or her earlier death, resignation, or removal.

(c) Qualifications of Managers. Managers need not be members or residents of the Commonwealth of Pennsylvania.

5.03. Managers; Delegation and Duties. The company shall have such Managers, other employees, and agents as shall be necessary or desirable to conduct its business. The Management Committee may elect a member or other person to serve as an Manager of the company. The salaries or other compensation, if any, of the Managers, other employees, and agents of the company shall be fixed from time to time by the Management Committee or such other persons as have been delegated that authority.

5.04. Vacancies; Removal; Resignation.

(a) Vacancies. Any vacancy occurring in the Management Committee may be filled by election at an annual or special meeting of members called for that purpose. Any vacancy occurring in the Managers may also be filled by action of the Managers at any regular or special meeting of the Managers. A Manager elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office.

(b) Removal of Managers. At any meeting of members at which a quorum of members is present called expressly for that purpose, or pursuant to a written consent adopted pursuant to this agreement, any Manager may be removed, with or without cause, by vote of the members.

(c) Resignation of Managers. Any Manager may resign at any time. A resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the remaining Managers or, in the case of the resignation of the last Manager, by the members. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

5.05. Meetings of Management Committee.

(a) Quorum; Manner of Acting. Unless otherwise provided in the certificate or this agreement, a majority of the Managers in office shall constitute a quorum for the transaction of business by the Managers, and the act of a majority of the Managers present at a meeting at which a quorum is present shall be the act of the Managers. A Manager who is present at a meeting of the Management Committee at which action on any matter is taken shall be presumed to have assented to the action unless his or her dissent is entered in the minutes of the meeting or unless he or she files

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written dissent to the action with the secretary of the meeting before the adjournment thereof or delivers the dissent to the company immediately after the adjournment of the meeting. The right to dissent shall not apply to a Manager who voted in favor of the action.

(b) Location. Meetings of the Management Committee may be held at such place or places as shall be determined from time to time by the Managers.

(c) Waiver of Notice. A waiver of notice of a meeting signed by the Manager entitled to the notice, whether before or after the meeting, shall be deemed equivalent to the giving of the notice. Attendance of a Manager at a Management Committee meeting constitutes a waiver of notice of the meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(d) Annual Meeting. In connection with any annual meeting of members for the election of Managers to the Management Committee, the Managers may, if a quorum is present, hold a meeting for the transaction of business immediately after and at the same place as the annual meeting of the members. Notice of the meeting at that time and place shall not be required.

(e) Regular Meetings. Regular meetings of the Management Committee shall be held at such times and places as shall be designated from time to time by the Managers. Notice of regular meetings shall not be required.

(f) Special Meetings. Special meetings of the Management Committee may be called by any Manager on at least 24 hours' notice to the other Managers. The notice need not state the purpose or purposes of, nor the business to be transacted at, the meeting, except as may otherwise be required by law or provided for by the certificate or by this agreement.

5.06. Action by Consent or Remote Conference.

(a) Action by Consent. Any action required or permitted to be taken at a meeting of the Management Committee may be taken without a meeting if, prior or subsequent to the action, a consent or consents thereto by all of the Managers in office is filed with the records of the company. The consents shall be in writing or in electronic form.

(b) Remote Participation. One or more Managers may participate in Management Committee meeting by means of conference telephone, electronic technology, or such other means by which Managers not physically present in the same location may communicate with each other on a substantially simultaneous basis. Participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting.

5.07. Compensation of Managers Managers shall receive such compensation, if any, for their services as Managers as may be designated from time to time by the Management Committee. In addition, Managers shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their service as Managers.

5.08. Conflicts of Interest.

(a) Other Business Opportunities. Subject to the other express provisions of this agreement, each Manager of the company at any time and from time to time may engage in and possess interests in other business ventures of any and every type and description, independently or

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with others, except ones in competition with the company, with no obligation to offer to the company or any member or Manager the right to participate therein.

(b) Interested Transactions. A contract or transaction between the company and one or more of its Managers, or between the company and another domestic or foreign association in which one or more of its Managers has a management role or a financial or other interest, shall not be void or voidable solely for that reason, or solely because the Manager is present at or participates in the meeting of the Managers that authorizes the contract or transaction, or solely because the vote of the Manager is counted for that purpose, if:

(1) the material facts as to the relationship or interest and as to the transaction are disclosed or known to the Management Committee and the Managers authorize the contract or transaction by the affirmative votes of a majority of the disinterested Managers whether or not the disinterested Managers constitute a quorum;

(2) the material facts as to the relationship or interest and as to the transaction are disclosed or known to the members entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of those members; or

(3) the contract or transaction is fair to the company as of the time it is authorized, approved, or ratified by the Management Committee or the members.

5.09. Committees.

(a) Establishment. The Management Committee may designate one or more committees, each committee to consist of one or more Managers.

(b) Alternate Committee Members. The Management Committee may designate one or more Managers as alternate members of any committee of the Managers, who may replace any absent or disqualified member at any meeting of the committee. If the Management Committee has not designated an alternate member of a committee, in the absence or disqualification of a member of that committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such members constitute a quorum, may unanimously appoint another Manager to act at the meeting in the place of the absent or disqualified member.

(c) Authority. A committee, to the extent provided by the Managers, shall have and may exercise all the powers and authority of the Managers in the management of the business and affairs of the company, except that a committee shall not have any power or authority as to the following:

(1) the submission to the members of any action requiring approval by the members under the Act or this agreement,

(2) the creation or filling of vacancies in the Managers,

(3) the amendment of the certificate or this agreement,

(4) the amendment or repeal of any resolution of the Managers that by its terms is amendable or repealable only by action of all of the Managers then in office, or

(5) action on any matter committed exclusively to another committee of the Managers.

5.10. Limitation of Liability. A Manager shall not be personally liable, as such, for monetary damages (other than under criminal statutes and under federal, state, and local laws imposing liability

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on Managers for the payment of taxes) for any action taken, or any failure to take any action, unless the Manager's conduct constitutes self-dealing, willful misconduct, or recklessness. No amendment or repeal of this section shall apply to or have any effect on the liability or alleged liability of any person who is or was a Manager of the company for or with respect to any acts or omissions of the Manager occurring prior to the effective date of such amendment or repeal. If the Act is amended to permit a Pennsylvania limited liability company to provide greater protection from personal liability for its Managers than the express terms of this section, this section shall be construed to provide for such greater protection.

ARTICLE VI—MEMBERS

6.01. Voting Rights of Members. Each unit shall entitle the holder thereof to one vote on each action to be voted on by the members.

6.02. Action by Members. Except as otherwise provided in the Act, the Certificate, or this agreement, whenever any action is to be taken by vote of the members, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all members entitled to vote thereon. Recording the fact of abstention does not constitute casting a vote. Notwithstanding anything in this Agreement to the contrary, the following actions may only be taken after receiving a Seventy Nine Percent (79%) vote of the Members:

a) acquiring, selling or otherwise disposing of any Company equity, or investing in or acquiring any interest in any business enterprise or creating any partnership except as otherwise expressly provided for in this Agreement;

b) merging or consolidating or agreeing to merge or consolidate the Company with or into another company or companies;

c) liquidating, reorganizing or recapitalizing the Company or adopting any plan to do so;

d) doing or permitting or suffering to be done any act or thing whereby the Company may be wound up, whether voluntarily or compulsorily, except as otherwise expressly provided for in this Agreement;

e) approving any change in the Company's fiscal year, or any change in the accounting principles used by the Company except by the extent required by GAAP;

f) the lease, loan or other obligation of the Company requiring the personal guaranty of any Member;

g) electing any person to the Management Committee of the Company;

h) removing any Manager from the Management Committee of the Company;

i) determining fair compensation for serving on the Management Committee of the Company;

j) determining whether an act constitutes "direct competition" as it applies to

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Section 3.08(a) of this Agreement;

k) repurchasing Membership Units from any Member;

l) to sell or transfer and real property owned by the Company;

m) to sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound; and

n) such other acts as agreed upon by the Management Committee and Members from time to time pursuant to this Section 6.02 as requiring such vote of the Member.

6.03. Meetings of Members.

(a) Quorum. A meeting of the members shall not be organized for the transaction of business unless a quorum is present. The presence of members entitled to cast at least a majority of the votes that all members are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum. The members present at a duly organized meeting can continue to do business until adjournment notwithstanding the withdrawal of enough members to leave less than a quorum. If a meeting cannot be organized because a quorum has not attended, the members present may adjourn the meeting to such time and place as they may determine. Those members entitled to vote who attend a meeting of members:

(1) at which Managers are to be elected that has been previously adjourned for lack of a quorum, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing Managers.

(2) that has been previously adjourned for one or more periods aggregating at least 15 days because of an absence of a quorum, although less than a quorum, shall nevertheless constitute a quorum for the purpose of acting upon any matter set forth in the notice of the meeting if the notice states that those members who attend the adjourned meeting shall nevertheless constitute a quorum for the purpose of acting upon the matter.

(b) Location. All meetings of the members shall be held at the principal place of business of the company or at such other place within or outside the Commonwealth of Pennsylvania as shall be specified or fixed in the notice thereof.

(c) Adjournment. The chair of the meeting or the members present and entitled to vote shall have the power to adjourn a meeting from time to time, without any notice other than announcement at the meeting of the time and place at which the adjourned meeting will be held.

(d) Annual Meeting. An annual meeting of the members, for the election of the Managers and for the transaction of such other business as may properly come before the meeting, shall be held on such date and at such time as the Management Committee shall fix and set forth in the notice of the meeting, which date shall be within 13 months subsequent to the date of organization of the company or the last annual meeting of members, whichever most recently occurred. If an annual meeting is not called and held within six months after the time required by the previous sentence, any member may call the meeting at any time thereafter.

(e) Special Meetings. Special meetings of the members for any proper purpose or purposes may be called at any time by any Manager or by members entitled to cast at least 20% of the votes that all members are entitled to cast at the particular meeting. Only business within the purpose or purposes described in the notice of the meeting may be conducted at a special meeting of the members. The notice shall specify the time and location of the meeting.

(f) Notices. Notice of a meeting of members shall be given to the members in accordance with section 10.01.

(g) Waiver of Notice. A waiver of notice of a meeting signed by the member entitled to the notice, whether before or after the meeting, shall be deemed equivalent to the giving of the notice. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

6.04. Proxies.

(a) General Rule. Every member entitled to vote at a meeting of the members or to express consent or dissent without a meeting may authorize another person to act for the member by proxy. The presence of, or vote or other action at a meeting of members by, or the expression of consent or dissent by, a proxy of a member shall constitute the presence of, or vote or action by, or consent or dissent of, the member.

(b) Minimum Requirements. Every proxy shall be executed by the member or by the duly authorized attorney-in-fact of the member and filed with Management Committee. A written or electronic signature of the member on the proxy shall be sufficient for purposes of this section if the proxy sets forth a confidential and unique identification number or other mark furnished by the company to the member for the purposes of a particular meeting or transaction.

(c) Revocation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the Managers. An unrevoked proxy shall not be valid after three years from the date of its execution unless a longer time is expressly provided in the proxy. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of the death or incapacity is given to the Management Committee.

6.05. Conduct of Meetings. All meetings of the members shall be presided over by the chair of the meeting, who shall be designated by the Management Committee or, in the absence of a chair designated by the Management Committee, an individual chosen by the members present. The person presiding at the meeting shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order.

6.06. Action by Consent or Remote Participation.

(a) Action by Consent. Any action required or permitted to be taken at a meeting of members may be taken without a meeting, without prior notice, and without a vote, upon the consent of members who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all members entitled to vote thereon were

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present and voting. The consents shall be in writing or in electronic form and shall be filed with the Management Committee. An action taken by less than unanimous consent of the members shall not become effective until after at least 10 days' written notice of the action has been given to each member entitled to vote thereon who has not consented thereto.

(b) Remote Participation. The presence or participation, including voting and taking other action, at a meeting of members, by conference telephone or other electronic means, including without limitation the Internet, shall constitute the presence of, or vote or action by, the member.

6.07. Voting by Joint Holders of Units. Where units are held in any form of joint or common ownership by two or more persons:

(1) if less than all of those persons are present in person or by proxy at a meeting of the members, all of the units held in joint or common ownership shall be deemed to be represented at the meeting and the company shall accept as the vote of all the units the vote cast by a majority of those persons present; and

(2) if the persons are equally divided upon whether the units held by them shall be voted or upon the manner of voting the units, the voting of the units shall be divided equally among the persons without prejudice to the rights of those persons among themselves.

6.08. Liability of Members. The members, as such, shall not be liable for the debts, obligations, or liabilities of the company except to the extent required by the Act.

ARTICLE VII—INDEMNIFICATION OF MANAGERS, MANAGERS, AND OTHER AUTHORIZED REPRESENTATIVES

7.01 Indemnification. The company shall indemnify any person who was or is a party to or is threatened to be made a party to or is otherwise involved in any threatened, pending, or completed action or proceeding, including without limitation actions by or in the right of the company, whether civil, criminal, administrative, or investigative, by reason of the fact that the person is or was a member, or a Manager of the company, or is or was serving while a member or an Manager of the company at the request of the company as a director, Manager, employee, agent, fiduciary, or other representative of another corporation (for-profit or not-for-profit), limited liability company, partnership, joint venture, trust, employee benefit plan, or other enterprise, against all liabilities, expenses (including without limitation attorneys' fees), judgments, fines, excise taxes, and amounts paid in settlement in connection with the action or proceeding unless the act or failure to act by the person giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. The company shall have the power to indemnify employees and agents of the company on the same basis as provided in this section with respect to the members and Managers, and to advance expenses to employees and agents on the same basis as provided in section 7.02, as the Management Committee may from time to time determine or authorize.

7.02. Advancement of Expenses. Expenses (including without limitation attorneys' fees) incurred by any person who was or is a member or an Manager of the company in defending any action or proceeding referred to in section 7.01 shall automatically be paid by the company, without the need for action by the Management Committee, in advance of the final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of the person to repay the amount advanced if it shall ultimately be determined that the person is not entitled to be indemnified by the company.

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7.03. Exception. Notwithstanding anything in this Article VII to the contrary, the company shall not be obligated to indemnify any person under section 7.01 or advance expenses under section 7.02 with respect to proceedings, claims, or actions commenced by that person, other than mandatory counterclaims and affirmative defenses.

7.04. Interpretation. The indemnification and advancement of expenses provided by or pursuant to this Article VII shall not be deemed exclusive of any other rights to which any person seeking indemnification or advancement of expenses may be entitled under any insurance policy, agreement, vote of members, approval of the Management Committee, or otherwise, both as to actions in the person's official capacity and as to actions in another capacity while holding an office, and shall continue as to a person who has ceased to be a member or an Manager and shall inure to the benefit of the heirs, executors, and administrators of the person. If the Act is amended to permit a Pennsylvania limited liability company to provide greater rights to indemnification and advancement of expenses for its members and Managers than the express terms of this Article VII, this Article VII shall be construed to provide for such greater rights.

7.05. Contract. The duties of the company to indemnify and to advance expenses to a member, or a Manager as provided in this Article VII shall be in the nature of a contract between the company and each such person, and no amendment or repeal of any provision of this Article VII shall alter, to the detriment of such person, the right of the person to the advancement of expenses or indemnification related to a claim based on an act or failure to act that took place prior to the amendment or repeal or the termination of the service of the person as a member or Manager, whichever is earlier.

ARTICLE VIII—BOOKS, RECORDS, REPORTS; BANK ACCOUNTS; INFORMATION RIGHTS

8.01. Maintenance of Books.

(a) Financial Records. The company shall keep books and records of accounts that shall be maintained on a cash basis, or such other method as is required for federal income tax purposes, in accordance with the terms of this agreement, except that the capital accounts of the members shall be maintained in accordance with section 4.04.

(b) Company Records. In addition to the financial records required to be maintained under subsection (a), the company shall keep the following records:

(1) a list setting forth the full name and last known mailing address of each member and Manager.

(2) a copy of the certificate and all amendments thereto.

(3) copies of all of the company's federal, state, and local income tax returns and annual financial statements.

(4) copies of the currently effective written operating agreement, and all amendments thereto, and copies of any operating agreements no longer in effect.

(5) minutes of the proceedings of the members, Management Committee, and each committee.

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8.02. Reports. The company shall furnish to its members annual financial statements, including at least a balance sheet as of the end of each fiscal year and a statement of income and expenses for the fiscal year. The financial statements shall be prepared on the basis of generally accepted accounting principles, if the company prepares financial statements for the fiscal year on that basis for any purpose, *[and may be consolidated statements of the company and one or more of its subsidiaries]*. The financial statements shall be mailed by the company to each of the members within 120 days after the close of each fiscal year. Statements that are not audited or reviewed by a public accountant shall be accompanied by a statement of the person in charge of the company's financial records:

(1) stating his or her reasonable belief as to whether or not the financial statements were prepared in accordance with generally accepted accounting principles and, if not, describing the basis of presentation.

(2) describing any material respects in which the financial statements were not prepared on a basis consistent with those of the previous year.

8.03. Financial Accounts. The Management Committee shall establish and maintain one or more separate bank and investment accounts in the company name with financial institutions and firms that the Managers determine. The Management Committee may not commingle the company's funds with the funds of any member; however, company funds may be invested in a manner the same as or similar to a Manager's investment of his or her own funds or investments by their affiliates, subject to section 5.08(b).

ARTICLE IX—DISSOLUTION, LIQUIDATION, AND TERMINATION

9.01. Dissolution. The company shall dissolve, and its affairs shall be wound up, only upon the first to occur of the following:

(1) the affirmative vote, consent, or agreement of the members holding at least 60% of the outstanding units; or

(2) the entry of an order of judicial dissolution of the company under section 8972 of the Act.

9.02. Liquidation and Termination.

(a) Procedure. On dissolution of the company, the Management Committee shall act as liquidator or may appoint one or more representatives or members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a company expense. Until final distribution, the liquidator shall continue to operate the company properties with all of the power and authority of the Managers. The steps to be accomplished by the liquidator are as follows:

(1) as promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

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(2) the liquidator shall first pay, satisfy, or discharge from company funds all of the debts, liabilities, and obligations of the company to its creditors (including, without limitation, all expenses incurred in liquidation and any advances described in section 4.03) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine), all in accordance with the provisions of the Act as may be applicable;

(3) after all of the payments required by paragraph *(2)* have been made, any remaining assets of the company shall be distributed to the holders of units as follows:

(i) the liquidator may sell any or all company property, including to members, and any resulting gain or loss from each sale shall be computed and allocated to the capital accounts of the holders of units;

(ii) with respect to all company property that has not been sold, the fair market value of that property shall be determined and the capital accounts of the members shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not been reflected in the capital accounts previously would be allocated among the members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution; and

(iii) after completion of the steps in subsections (i) and (ii), the remaining assets shall be distributed to the members in an amount equal to the credit balance in each of their capital accounts, after giving effect to all contributions, distributions, and allocations for all periods.

(b) Distributions. All distributions in kind to the members under this section shall be made subject to the liability of each distributee for costs, expenses, and liabilities relating to the assets distributed in kind theretofore incurred or for which the company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributees pursuant to this section. The distribution of cash and/or property to a member in accordance with the provisions of this section constitutes a complete return to the member of its capital contributions and a complete distribution to the member of its membership interest in all the company's property. To the extent that a member returns funds to the company, it has no claim against any other member for those funds.

9.03. Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the capital account of any member results from or is attributable to deductions and losses of the company (including non-cash items such as depreciation), or distributions of money pursuant to this agreement to all members in proportion to their respective percentage interests, upon dissolution of the company such deficit shall not be an asset of the company and such members shall not be obligated to contribute such amount to the company to bring the balance of such member's capital account to zero.

9.04. Certificate of Dissolution. On completion of the liquidation of company assets as provided herein, the company is terminated, and the Management Committee (or such other person or persons as the Act may require or permit) shall file a certificate of dissolution with the Department of State of the Commonwealth of Pennsylvania and take such other actions as may be necessary to terminate the existence of the company.

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ARTICLE X—GENERAL PROVISIONS

10.01. Notices.

(a) To Members or Managers. Any notice of a meeting or for any other purpose required to be given to a Manager individually or to a member under the provisions of this agreement or by the Act shall be given either personally or by sending a copy thereof:

(1) by first-class or express mail, postage prepaid, or courier service, charges prepaid, to the postal address or street address of the person appearing on the books of the company or, in the case of Management Committee, supplied by the Manager to the company for the purposes of notice. Notice pursuant to this subsection shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a courier service for delivery to that person.

(2) by facsimile transmission, e-mail, or other electronic communication to the person's facsimile number or address for e-mail or other electronic communications supplied by the person to the company for the purpose of notice. Notice pursuant to this subsection shall be deemed to have been given to the person entitled thereto when sent.

(b) To the Management Committee or the Company. Any notice to the company or the Management Committee must be given to the Managers at the principal place of business of the company. Notice pursuant to this subsection may be given in any manner described in subsection (a), but shall not be deemed to have been given to the company or the Management Committee unless it is actually received at the principal place of business of the company.

10.02. Entire Agreement. This agreement constitutes the entire agreement among the members and the company with respect to the subject matter hereof and supersedes all prior agreements, express or implied, oral or written, with respect thereto. The express terms of this agreement control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

10.03. Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any person in the performance by that person of its obligations with respect to the company is not a consent or waiver to or of any other breach or default in the performance by that person of the same or any other obligations of that person with respect to the company. Failure on the part of a person to complain of any act of any person or to declare any person in default with respect to the company, irrespective of how long that failure continues, does not constitute a waiver by that person of its rights with respect to that default until the period of the applicable statute of limitations has run.

10.04. Amendment. This agreement or the certificate may be amended from time to timeand only by vote of both (i) the Managers serving at the time at any regular or special meeting of the Managers, and (ii) the members at any annual or special meeting of the members. All amendments must be in writing and shall take effect when given to the members pursuant to section 10.01. A revision of Annex A pursuant to section 3.01 shall not be considered an amendment of this agreement requiring a vote, provided, that without the express written consent of each Member adversely affected thereby, no such amendment shall: (i) reduce the Capital account of any Member; (ii) reduce such Member's rights to allocations and distributions; or (iii) require any Member to make an additional Capital contribution.

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10.05. Binding Effect and Rights of Third Parties. This agreement has been adopted to govern the operation of the company, and shall be binding on and inure to the benefit of the members and their respective heirs, personal representatives, successors, and assigns. This agreement is expressly not intended for the benefit of any creditor of the company or any other person, except a person entitled to indemnification, contribution, or advancement of expenses under Article VII. Except and only to the extent provided by applicable statute, no such creditor or other person shall have any rights under this agreement.

10.06. Governing Law. This agreement shall be governed by and interpreted and enforced in accordance with the substantive laws of the Commonwealth of Pennsylvania (including, without limitation, provisions concerning limitations of actions), without reference to the conflicts of laws rules of that or any other jurisdiction, except that federal laws shall also apply to the extent relevant.

10.07. Severability. If any provision of this agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this agreement and the application of that provision to other persons or circumstances shall not be affected thereby and that provision shall be enforced to the greatest extent permitted by law.

10.08. Arbitration. All disputes arising under this agreement shall promptly be submitted to arbitration in Allegheny County, Pennsylvania before one arbitrator in accordance with the rules of the American Arbitration Association. The arbitrator may assess costs, including counsel fees, in such manner as the arbitrator deems fair and equitable. The award of the arbitrator shall be final and binding upon all parties, and judgment upon the award may be entered in any court of competent jurisdiction.

10.09. Construction. Whenever the context requires, the gender of any word used in this agreement includes the masculine, feminine, or neuter, and the number of any word includes the singular or plural. All references to articles and sections refer to articles and sections of this agreement, and all references to annexes are to annexes attached hereto, each of which is made a part hereof for all purposes. The headings in this agreement are for convenience only; they do not form a part of this agreement and shall not affect its interpretation.

10.10. Execution in Counterparts. This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. If executed in multiple counterparts, this agreement shall become binding when any counterpart or counterparts, individually or taken together, bear the signatures of all of the initial members.

Signature Page to Follow

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IN WITNESS WHEREOF, the company and the initial members of the company have caused this agreement to be executed as of the day and year first above written.

______________________________ Date: March 12, 2018

Mark W. Adkins

______________________________ Date: March 12, 2018

Sushrut S. Bhalerao

______________________________ Date: March 12, 2018

James B. Newton

______________________________ Date: March 12, 2018

Ashwin A. Prabhu

ANNEX A

Date: March 12, 2018

Name and Address of Each Member	Units Owned
Mark W. Adkins 143 Skyview Dr. Greensburg, PA 15601	20,000
Sushrut S. Bhalerao 700 Penn Center Blvd., Apt 402 Wilkins Township, PA 15235	20,000
James B. Newton 4128 Delevan St. Pittsburgh, PA 15217	40,000
Ashwin A. Prabhu 202 N. Shenandoah Dr., #204 Latrobe, PA 15650	20,000
Total	100,000

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ANNEX B

CERTAIN FINANCIAL AND TAX MATTERS

B.1. Definitions. In addition to the terms defined in other provisions of this agreement, including without limitation section 1.01, the following terms shall have the meanings set forth below:

"Adjusted capital account deficit." The deficit balance, if any, with respect to any member, in the member's capital account as of the end of the relevant taxable year, after giving effect to the following adjustments (i) increasing the capital account by any amounts that the member is obligated to restore or is deemed to be obligated to restore pursuant to Treas.Reg. §§ 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1), and 1.704-2(i)(5); and (ii) reducing the capital account by the items described in Treas.Reg. §§ 1.704-1(b)(2)(ii)(d)(4), (5), and (6). The foregoing definition of adjusted capital account deficit is intended to comply with the provisions of Treas.Reg. § 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Business day." Any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the Commonwealth of Pennsylvania are closed.

"Company minimum gain." See the definition of "partnership minimum gain" set forth in Treas.Reg. §§ 1.704-2(b)(2) and 1.704-2(d).

"Depreciation." For each taxable year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the gross asset value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, depreciation shall be an amount that bears the same ratio to such beginning gross asset value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, depreciation shall be determined with reference to such beginning gross asset value using any reasonable method selected by the Management Committee, and if the company uses the "remedial allocation method" under Treas.Reg. § 1.704-3(d) with respect to any asset, depreciation for that asset shall be computed in accordance with Treas.Reg. § 1.704-3(d)(2).

"Excess nonrecourse liabilities." Liabilities having the meaning set forth in Treas.Reg. § 1.752-3(a)(3).

"Gross asset value." The adjusted basis for federal income tax purposes of an asset, except as follows:

(1) The initial gross asset value of any asset contributed by a member to the company shall be the gross fair market value of the asset, as determined by the contributing member and the company.

(2) The gross asset values of all company assets shall be adjusted to equal their respective gross fair market values, as determined by the Management Committee, as of the following times:

(i) the acquisition of an additional interest in the company by any new or existing member in exchange for more than a de minimis contribution of money, other property, or services;

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(ii) the distribution by the company to a member of more than a de minimis amount of money or other property as consideration for an interest in the company; or

(iii) the liquidation of the company for federal income tax purposes within the meaning of Treas.Reg. § 1.704-1(b)(2)(ii)(g);

except that the adjustments pursuant to clauses (i) and (ii) above shall be made only if the Managers reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the members in the company.

(3) The gross asset value of any company asset distributed to any member shall be the gross fair market value of such asset on the date of distribution.

(4) The gross asset values of company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of those assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that the adjustments are taken into account in determining capital accounts pursuant to Treas.Reg. § 1.704-1(b)(2)(iv)(m) and section B.2, except that gross asset values shall not be adjusted pursuant to this subsection (4) to the extent the Managers determines that an adjustment pursuant to subsection (2) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (4).

(5) If the gross asset value of an asset has been determined pursuant to subsection (1), (2), or (4), that gross asset value shall thereafter be adjusted by the depreciation taken into account with respect to that asset for purposes of computing profits and losses.

"Member nonrecourse debt." See the definition of "partner nonrecourse debt" set forth in Treas.Reg. §§ 1.704-2(b)(4) and 1.704-2(i).

"Member nonrecourse debt minimum gain." See the definition of "partner nonrecourse debt minimum gain" set forth in Treas.Reg. § 1.704-2(i).

"Member nonrecourse deductions." See the definition of "partner nonrecourse deductions" set forth in Treas.Reg. §§ 1.704-2(i)(1) and 1.704-2(i)(2).

"Nonrecourse deductions." Deductions having the meaning set forth in Treas.Reg. §§ 1.704-2(b)(1) and 1.704-2(c).

"Profits and losses." For each taxable year or other period, an amount equal to the company's taxable income or loss for that year or period, determined in accordance with Code § 703(a) (for these purposes, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code § 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(1) Any income of the company that is exempt from federal income tax and not otherwise taken into account in computing profits and losses pursuant to the foregoing shall be added to the taxable income or loss.

(2) Any expenditures of the company described in Code § 705(a)(2)(B) or that are treated as Code § 705(a)(2)(B) expenditures pursuant to Treas.Reg. § 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing profits and losses pursuant to the foregoing shall be subtracted from the taxable income or loss.

(3) In the event the gross asset value of any company asset is adjusted pursuant to subsection (2), (3), or (4) of the definition of gross asset value, the amount of the adjustment

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shall be taken into account as gain or loss from the disposition of the asset for purposes of computing profits and losses.

(4) Gain or loss resulting from any disposition of company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the gross asset value of the property disposed of, notwithstanding that the adjusted tax basis of the property differs from its gross asset value.

(5) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account depreciation for the taxable year or other period, computed in accordance with the definition of depreciation under this agreement.

(6) Notwithstanding the above, any items that are specially allocated to certain members shall not be taken into account in computing profits and losses.

B.2. Preparation and Maintenance of Capital Accounts.

(a) The capital account for each member shall:

(1) be increased by (i) the amount of money contributed by that member to the company, (ii) the fair market value of property contributed by that member to the company (net of liabilities secured by the contributed property that the company is considered to assume or take subject to under section 752 of the Code), and (iii) allocations to that member of profits and any other company income and gain (or items thereof), including income and gain exempt from tax and income and gain described in Treas.Reg. § 1.704-1(b)(2)(iv)(g), and

(2) be decreased by (i) the amount of money distributed to that member by the company, (ii) the fair market value of property distributed to that member by the company (net of liabilities secured by the distributed property that the member is considered to assume or take subject to under section 752 of the Code), and (iii) allocations of losses and any other company loss and deduction (or items thereof), including loss and deduction described in Treas.Reg. § 1.704-1(b)(2)(iv)(g).

(b) The members' capital accounts also shall be maintained and adjusted as permitted by the provisions of Treas.Reg. § 1.704-1(b)(2)(iv)(f) and as required by the other provisions of Treas.Reg. §§ 1.704-1(b)(2)(iv) and 1.704-1(b)(4), including adjustments to reflect the allocations to the members of depreciation, depletion, amortization, and gain or loss as computed for book purposes rather than the allocation of the corresponding items as computed for tax purposes, as required by Treas.Reg. § 1.704-1(b)(2)(iv)(g). On the transfer of all or part of a membership interest, the capital account of the transferor that is attributable to the transferred membership interest or part thereof shall carry over to the transferee member in accordance with the provisions of Treas.Reg. § 1.704-1(b)(2)(iv)(1).

B.3. Profits. After giving effect to the special allocations set forth in sections B.5 and B.6, profits for any taxable year shall be allocated to the members, first, in proportion to their deficit capital account balances, if any, until the deficits are eliminated, and the remainder, if any, in such manner as to cause, to the extent possible, each member's capital account balance to equal the amount the member would be distributed under the terms of this agreement other than section 9.02, and under the terms of any profit units granted pursuant to section 3.03, if the company were to sell all its assets for their gross asset value and distribute the net proceeds of the sale to the members.

B.4. Losses. After giving effect to the special allocations set forth in sections B.5 and B.6, losses for any taxable year shall be allocated, first, in such manner as to cause, to the extent possible,

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each member's positive capital account balance to equal the amount the member would be distributed under the terms of this agreement other than section 9.02, and under the terms of any profit units granted pursuant to section 3.03, if the company were to sell all its assets for their gross asset value and distribute the net proceeds of the sale to the members, and the remainder, if any, to the members in proportion to their units other than profit units, except that the losses allocated to any member shall not exceed the maximum amount of losses that can be so allocated without causing the member to have an adjusted capital account deficit at the end of any taxable year. In the event some but not all of the members would otherwise have adjusted capital account deficits as a consequence of an allocation of losses, the limitation set forth at the end of the preceding sentence shall be applied on a member-by-member basis so as to allocate the maximum permissible losses to each member under Treas.Reg. § 1.704-1(b)(2)(ii)(d).

B.5. Special Allocations. The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Notwithstanding any other provision of this Annex B, if there is a net decrease in company minimum gain during any company taxable year, each member shall be specially allocated items of company income and gain for such year (and, if necessary, subsequent years) in accordance with Treas.Reg. § 1.704-2(f). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each member pursuant thereto. This section B.5(a) is intended to comply with the minimum gain chargeback requirement in Treas.Reg. § 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Notwithstanding any other provision of this agreement except section B.5(a), if there is a net decrease in member nonrecourse debt minimum gain attributable to a member nonrecourse debt during any company taxable year, each member who has a share of the member nonrecourse debt minimum gain attributable to such member nonrecourse debt, determined in accordance with Treas.Reg. § 1.704-2(i)(5), shall be specially allocated items of company income and gain for such year (and, if necessary, subsequent years) in accordance with Treas.Reg. § 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each member pursuant thereto. The items to be so allocated shall be determined in accordance with Treas.Reg. § 1.704-2(i)(4). This section B.5(b) is intended to comply with the minimum gain chargeback requirement in Treas.Reg. § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any member unexpectedly receives any adjustments, allocations, or distributions described in Treas.Reg. § 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) that would create an adjusted capital account deficit for such member, items of company income and gain shall be specially allocated to each such member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the adjusted capital account deficit of such member as quickly as possible, provided that an allocation pursuant to this section B.5(c) shall be made if and only to the extent that such member would have an adjusted capital account deficit after all other allocations provided for in this agreement have been tentatively made as if this section B.5(c) were not in the agreement.

(d) Gross Income Allocation. In the event any member has at the end of any company taxable year a deficit capital account balance that is in excess of the amount the member is obligated to restore or deemed obligated to restore pursuant to Treas.Reg. §§ 1.704-2(g)(1) and 1.704-2(i)(5), each such member shall be specially allocated items of company income and gain in the amount of such excess as quickly as possible, except that an allocation pursuant to this section B.5(d) shall be made if and only to the extent that such member would have a deficit capital account in excess of such amount

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after all other allocations provided for in this agreement have been tentatively made as if section B.5(c) and this section B.5(d) were not in the agreement.

(e) Nonrecourse Deductions. Nonrecourse deductions for any taxable year or other period shall be allocated among the members in proportion to their respective percentage interests.

(f) Member Nonrecourse Deductions. Any member nonrecourse deductions for any taxable year or other period shall be specially allocated to the member who bears the economic risk of loss with respect to the member nonrecourse debt to which such member nonrecourse deductions are attributable in accordance with Treas.Reg. § 1.704-2(i).

(g) Excess Nonrecourse Liabilities. The excess nonrecourse liabilities of the company shall be allocated among the members in accordance with their respective percentage interests.

(h) Fractions Rule Compliance. In the event that any member (or other person taxable on the income allocable to a member) is a tax-exempt entity for which the company's compliance with the "fractions rule" of section 514(c)(9)(E) of the Code and regulations under that section is necessary so as to avoid having income and gain of the company allocable to the member treated as unrelated debt-financed income, the allocations set forth in sections B.4 through B.6 hereof shall be deemed modified to the extent required, if any, to cause the allocations to comply with the fractions rule.

B.6. Curative Allocations. The allocations set forth in section B.5 (the "regulatory allocations") are intended to comply with certain requirements of Treas.Reg. § 1.704-1(b). Notwithstanding any other provisions of this agreement (other than the regulatory allocations), the regulatory allocations shall be taken into account in allocating profits, losses, and items of income, gain, loss, and deduction among the members so that, to the extent possible, the net amount of such allocations of profits, losses, and other items and the regulatory allocations to each member shall be equal to the net amount that would have been allocated to each such member if the regulatory allocations had not occurred. Notwithstanding the preceding sentence, regulatory allocations relating to (i) nonrecourse deductions shall not be taken into account except to the extent that there has been a reduction in company minimum gain, and (ii) member nonrecourse deductions shall not be taken into account except to the extent that there has been a reduction in member nonrecourse debt minimum gain.

B.7. Tax Allocations: Code § 704(c).

(a) In accordance with Code § 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the company shall, solely for tax purposes, be allocated among the members so as to take account of any variation between the adjusted basis of such property to the company for federal income tax purposes and its initial gross asset value.

(b) In the event the gross asset value of any company asset is adjusted pursuant to subsection (2) of the definition of gross asset value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its gross asset value in the same manner as under Code § 704(c) and the Treasury Regulations thereunder.

(c) Any elections or other decisions relating to allocations pursuant to this section B.7 shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this agreement. Allocations pursuant to this section B.7 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any member's capital

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account or share of profits, losses, other items, or distributions pursuant to any provision of this agreement.

B.8. Miscellaneous Allocation Provisions.

(a) For purposes of determining the profits, losses, or any other items allocable to any period, profits, losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Management Committee using any permissible method under Code § 706 and the Treasury Regulations promulgated thereunder.

(b) Except as otherwise provided in this agreement, all items of company income gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the members in the same proportions as they share profits or losses, as the case may be, for the year.

(c) Depreciation recapture income (including amounts treated as ordinary income under Code §§ 1245 and 1250 and unrecaptured section 1250 gain as defined in Code § 1(h)(6)) shall, to the extent permitted under applicable Treasury Regulations, be allocated to the members to whom the corresponding amounts of depreciation were allocated.

B.9. Allocations on Dissolution. Notwithstanding any other provision of this agreement to the contrary, in the event of a dissolution of the company, a sale or exchange of all or substantially all of its assets, or a conversion of the company to a corporation, profits and losses, and, to the extent necessary, gross income and gross deductions, for the taxable year that includes such event shall be allocated among the members in such manner as to cause their capital accounts, as closely as possible, to be proportionate to their percentage interests.

B.10. Election of Liquidation Value Safe Harbor. Each member, by executing this agreement, hereby agrees to the following:

(a) The company is authorized and directed to elect the safe harbor, in accordance with proposed Treas.Reg. § 1.83-3(l) and the proposed revenue procedure thereunder (once such regulations and revenue procedure become effective), under which the fair market value of each interest in the company that is transferred in connection with the performance of services shall be treated as being equal to the liquidation value of that interest (the "safe harbor election").

(b) The company and each member (including any person to whom an interest in the company is transferred in connection with the performance of services) agree to comply with all requirements of the safe harbor election with respect to all interests in the company transferred in connection with the performance of services while the safe harbor election remains effective, including the requirement that all relevant federal income tax items be reported consistently with the safe harbor election.

(c) The effective date of the safe harbor election shall be the earliest permitted date under the applicable regulations and revenue procedure, once those become effective, and the safe harbor election shall continue to apply until such time (if ever) as all members affected by the safe harbor election shall agree to terminate it and the company shall affirmatively terminate it under applicable procedures.

(d) The tax matters member shall file, with the company's federal income tax return for the taxable year in which the safe harbor election becomes effective, a document, executed by the tax matters member, stating that the company is electing, on behalf of the company and the members, to have the safe harbor election apply irrevocably with respect to all interests in the company transferred in connection with the performance of services while the safe harbor election is in effect.

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(e) The company shall comply with the applicable record-keeping requirements for the safe harbor election, and the company and the members shall take all other actions, if any, required to comply with the requirements of the safe harbor election as ultimately promulgated, to the extent practicable.

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